UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

February 14, 2020

(Date of Report (Date of earliest event reported))

MOGULREIT II, Inc.

(Exact name of issue as specified in its charter)

Maryland	81-5263630
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On February 14, 2020, we issued an offering overview discussing our financial results for the quarter ended December 31, 2019. The text of the offering overview is set forth below.

Q4 2019*

MOGULREIT II

OFFERING OVERVIEW	TOTAL INVESTMENT VALUE[1]	$23,124,921
	TOTAL ASSET VALUE[2]	$127,880,750
MogulREIT II is a public, non-traded REIT, investing in value-add multifamily apartment buildings with both preferred and joint venture equity, with a focus on providing capital appreciation to investors.	NUMBER OF INVESTMENTS	7
	TOTAL NUMBER OF MULTIFAMILY UNITS	1,538
	WEIGHTED AVERAGE PROJECTED HOLD PERIOD	55 Months
KEY OBJECTIVES	ANNUALIZED DISTRIBUTION RATE[3]	4.5%

● To realize capital appreciation in the value of our investments over the long term	DISTRIBUTION FREQUENCY	Quarterly
● To pay attractive and stable cash distributions.	TAX REPORTING FORM	1099-DIV

PORTFOLIO STATISTICS 4

*All data as of December 31, 2019.

1 Aggregate value of all underlying investments in MogulREIT II, Inc. based on the then current outstanding investment amount, including outstanding cash.

2 Aggregate value of all underlying properties in MogulREIT II, Inc. based on the most recent purchase price of each asset.

3 MogulREIT II has declared distributions on a quarterly basis since January 1, 2018. The quarterly distributions equate to approximately 4.50% on an annualized basis based upon the then current purchase price. The annualized distribution rate is not a guarantee or projection of future distributions, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

4 Based on the current outstanding investment amount as of December 31, 2019.

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INVESTMENT ACTIVITY

Distributions

The board of directors authorized a distribution for the fourth quarter of 2019 on September 26, 2019. MogulREIT II has declared distributions on a quarterly basis since January 1, 2018 which equate to approximately 4.5% on an annualized basis based upon the then current per share purchase price.

	RECORD DATE	DISTRIBUTION PERIOD	DAILY CASH DISTRIBUTION AMOUNT PER SHARE	PURCHASE PRICE PER SHARE	ANNUALIZED DISTRIBUTION RATE
2018	3/31	1/1 – 3/31	$0.0012328767	$10.00	4.5%
	6/30	4/1 – 6/30	$0.0012328767	$10.00	4.5%
	9/30	7/1 – 9/30	$0.0012328767	$10.00	4.5%
	12/31	10/1 – 12/31	$0.0012328767	$10.00	4.5%
2019	3/31	1/1 – 3/31	$0.0012328767	$10.00	4.5%
	6/30	4/1 – 6/30	$0.0012328767	$10.00	4.5%
	9/30	7/1 – 9/30	$0.0012328767	$10.00	4.5%
	12/31	10/1 – 12/31	$0.0012673973	$10.28	4.5%

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INVESTMENT UPDATES

THE CLOVER ON PARK LANE (FKA SERENDIPITY APARTMENTS)

Location: Dallas, TX

Equity Investment: $4,000,000

Purpose of Investment: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 09/01/2017

Asset Management Update: The property is 90% occupied as of December 2019. Over 240 of the 343 units have been renovated, and upgrades on the remaining units are still ongoing upon normal tenant turnover. Exterior and common area improvements are over 97% complete, and the property is upgraded with new signage, landscaping, lighting, fencing, gates/security systems as well as a renovated leasing office/clubhouse and amenity areas, including resurfacing the pool and installing a playground and dog park, foundation repairs, exterior siding repairs and painting.

The real estate company refinanced the property in Q1 2020 to reduce the interest rate on the senior loan and take the project to completion. The real estate company returned approximately half of the equity invested, which we intend to use for distributions and reinvestment.

BROOKLYN PORTFOLIO

Location: Brooklyn, NY

Equity Investment: $3,000,000

Purpose of Investment: Acquire nine properties, perform tenant buyouts and renovate and release the properties.

Investment Type: Joint Venture Equity

Date Added to REIT: 11/30/2017

Asset Management Update: The portfolio is 97% occupied as of December 2019, and there were three vacant units in the 112-unit portfolio. As previously communicated, the original business plan for the properties was to execute tenant buyouts to vacate rent-stabilized units, renovate such units and re-lease them at higher market rents; however, this business plan has been paused due to the new rent control laws in New York, which have disincentivized such business plans by capping potential rent increases on the tenancy. Although there have been lawsuits filed challenging the new laws, we have not seen much progress with these suits making their way through the courts. As such, the real estate company has been leasing, and will continue to lease, units according to the legal rents set by the New York Rent Guidelines Board.

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VILLAS DEL SOL I & II (FKA PLANO
MULTIFAMILY PORTFOLIO)

Location: Plano, TX

Equity Investment: $1,000,000

Purpose of Investment: Acquire and renovate a portfolio of garden-style apartment buildings.

Investment Type: Joint Venture Equity

Date Added to REIT: 01/09/2018

Asset Management Update: The property is 97% occupied as of November 2019. 59 of the 156 units have been upgraded with new flooring, appliances, backsplash, and lighting packages, and upgrades on the remaining units are still ongoing upon normal tenant turnover. Exterior and common area improvements are complete, and the property is amenitized with an improved leasing office, gazebos, BBQ grills, an upgraded laundry room and soccer court.

VILLAS DE TOSCANA (FKA TUSCANY AT
WESTOVER HILLS)

Location: San Antonio, TX

Equity Investment: $1,000,000

Purpose of Investment: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 01/31/2018

Asset Management Update: The property is 96% occupied as of December 2019. 43 of the 166 units have been upgraded with new flooring, appliances, backsplash, and lighting packages. The real estate company has also completed light to moderate upgrades on 86 units and will continue to focus on these upgrades going forward as tenants roll over. The real estate company has completed all exterior capex work, which included roof repairs, exterior painting, backyards, landscaping, pool improvements, energy retrofits, signage, solar screens and office renovations.

In September 2019, the property had high lease expiration exposure, and the subsequent reduction in occupancy to 90.6% resulted in accrual of payables. Despite making progress throughout the quarter to regain occupancy, in late Q4 2019, a capital call was made of $150,000 to cover aging vendor accounts payable in which MogulREIT II did not participate.

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VILLAS DE SONOMA (FKA VILLAS DE MAR)

Location: Fort Worth, TX

Equity Investment: $1,000,000

Purpose of Investment: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 02/28/2018

Asset Management Update: The property is 87% occupied as of December 2019. 49 of the 263 units have been upgraded with new flooring, appliances, backsplash, and lighting packages. The real estate company has also completed light to moderate upgrades on 58 units and will continue to focus on these upgrades going forward as tenants roll over. The real estate company has completed all exterior capex work, which included clubhouse renovations, BBQ grills, paint, signage and water retrofit. The retaining wall repair is underway.

AVON PLACE APARTMENTS

Location: Avon, CT

EquityInvestment: $3,000,000

Purpose of Investment: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 11/01/2018

Asset Management Update: The property is 95% occupied as of December 2019. 34 of the 164 units have been renovated with new flooring, appliances, cabinets, fixtures and lighting packages. The real estate company will continue unit upgrades upon normal tenant turnover. The real estate company has also completed property improvements, including painting all common areas and hallways, furnishing the pool area and renovating the clubhouse/game room and kitchen.

At closing, MogulREIT II had a future funding commitment of $866,000. In November 2019, MogulREIT II funded the remaining $500,000 of such commitment in order to fund construction costs for unit renovations.

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TERRACE HILL APARTMENTS

Location: El Paso, TX

Equity Investment: $3,385,320

Purpose of Investment: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 5/31/2019

Asset Management Update: The property is 84% occupied as of December 2019. 51 of the 310 units have been upgraded with new flooring, appliances, backsplashes, countertops, ceiling fans, blinds, fixtures/hardware and lighting packages. The real estate company has completed 83% of the exterior capex work, including HVAC conversion from swamp to refrigerated air, new roofs, new exterior paint, upgraded landscaping, pool renovation, re-purposing an old tennis court to a new resident lounge area with a new basketball court and open grass area, new tables and benches, new BBQ grills, and low-flow toilets and showerheads retrofit.

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MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of MogulREIT II. We have now provided 8 consecutive quarters of distributions, totaling over $1,000,000. To date, 2,056 investors have invested $25.0MM into the REIT. We are also happy to share that over 73% of investors have enrolled in the distribution reinvestment plan, allowing for their distributions to compound over time.

Regarding the makeup of the portfolio, as of Q4 2019, MogulREIT II has seven investments spread across six markets. We’re proud to have constructed a diversified portfolio for investors to get broader exposure to the commercial real estate market with a single investment into the REIT.

MACRO OVERVIEW

July 2019 marked the milestone for the longest economic expansion in U.S. history, and the economy continued this positive trend throughout the second half of the year. Compared to previous periods of expansion in the post-war era, job growth and GDP growth have been slower. We believe that this slow, steady growth has helped prolong the expansion, but we also believe in the cyclicality of markets and continue to watch the markets for any indications of slowdown. 2020 outlooks by J.P. Morgan and Wells Fargo indicate slower economic growth. We view the markets with cautious optimism, as we are aware that there are multiple global and domestic risks that may disrupt growth, including the ongoing trade negotiations with China, the threat of coronavirus turning into a global epidemic, a potential recession in Germany, and increasing political tension, especially as we enter the election year. We are watching these risks closely and including a potential event in our strategic thinking.

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GDP GROWTH

Though we believe the U.S. economy is in the late stages of recovery, we continue to believe that there will be moderated economic expansion. According to the J.P. Morgan and Wells Fargo outlooks, they expect U.S. GDP growth of 1.8% and 1.7%, respectively, for 2020. The U.S. Bureau of Economic Analysis reported that the fourth quarter of 2019 saw a 2.1% increase to GDP, leading to full-year GDP growth of 2.3% for 2019, which was the slowest growth in the past three years

EMPLOYMENT AND WAGE GROWTH

In September 2019, U.S. Bureau of Labor Statistics (“BLS”) reported an unemployment rate of 3.5%. In December 2019, the BLS again reported an unemployment rate of 3.5%, which, according to the Department of Commerce, is the lowest level in 50 years. During 2019, the average unemployment rate was 3.7%. We believe that unemployment rate is one of the most important macroeconomic factors for real estate and one of the foundations of our cautiously optimistic near-term outlook. In addition to strong unemployment figures, the BLS reported that wages and salaries increased 3.0% for the year ending December 2019, an indicator that consumers are starting to capture the benefit of the growing economy.

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IMPACT OF MONETARY POLICY

In 2019, the Federal Reserve (“Fed”) took a softer stance on interest rates. The Fed raised rates eight times between 2016 and 2018, by 0.25 percentage points each time, leading to a Federal Funds Rate of 2.4% as of June 30, 2019. Beginning in July 2019, however, the Fed, citing “weak global growth, trade policy uncertainty, and muted inflation”, issued three rate cuts of 0.25 percentage points each, bringing the Federal Funds Rate down to 1.55% as of December 2019. During its most recent meeting, the Fed indicated that, due to the strong labor market and moderate economic growth, the benchmark rate will remain at this level. While GDP growth, low unemployment and wage growth are positive indicators, the Fed’s reduction in interest rates in 2019 indicates a tempered economic outlook. As a result, we are confident, yet also prepared for possible difficulties ahead.

While interest rates have risen since their low point in 2015 when they were effectively zero, interest rates remain at relatively low rates compared to the last 40 years. As it relates to MogulREIT II, because we use leverage to acquire properties and fund renovations, we believe these historically low interest rates remain a driver for continuing to invest in multifamily real estate and building a portfolio for the long term.

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MULTIFAMILY FUNDAMENTALS

We continue to believe in the macroeconomic fundamentals that highlight the benefits of multifamily investing. Since reaching its peak in 2005, the U.S. homeownership rate dropped to a historic low in Q2 2016 when it reached 62.9%. The rate has since ticked up to 65.1% as of December 2019, which is near the long-term trendline. Interestingly, as depicted in the graph below produced by CBRE Research, multifamily vacancy rates have declined since 2015 even as homeownership rates have increased. Furthermore, as one might expect, annual rent growth has continued to increase as vacancy has decreased. We believe this trend is due to constrained supply both in single family homes and multifamily rentals. As mentioned in previous quarterly reports, a joint study by the National Multifamily Housing Council and National Apartment Association projected that there will need to be 328,000 new apartment homes delivered each year in order to meet demand.

According to CBRE, Q4 net absorption was slightly negative (-2,900 units), which they partially attribute to slower leasing during the winter months. This negative absorption, however, comes on the heels of the second and third highest absorption totals in 21 years for Q2 and Q3 2019. Moreover, for the second straight year, net absorption exceeded total completions.

Even with continued construction activity over the past decade, the apartment sector has continued to perform well, with vacancy rates decreasing steadily from 7.0% in 2009 to 4.5% in 2018 and down to 4.1% in Q4 2019. As is typical in Q4, vacancy rates ticked up from 3.6% in Q3 2019; however, the 4.1% vacancy rate marks the lowest Q4 level since 2000.

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INVESTMENT STRATEGY

Since inception in MogulREIT II, we have focused on two key objectives: realize capital appreciation in the value of our investments over the long term and pay attractive and stable cash distributions to shareholders.

The most recent acquisition, Terrace Hill Apartments in El Paso, TX, typifies the investment strategy for this REIT, which is to acquire apartment communities that can benefit from a value-add plan in which the real estate operator is making both exterior improvements, such as adding amenities like playgrounds, clubhouses and outdoor living areas, and interior improvements such as upgraded appliances, air conditioning and finishes. We believe that these investments have both a high value from an investment standpoint as well as a high value in the local community by enhancing previously underserviced apartment buildings.

From an investment standpoint, we believe that these properties offer good risk adjusted returns in today’s market as they may have in-place cash flow even during renovation periods. Further, with interest rates decreasing throughout 2019, we see additional value for acquiring assets as a borrower. Lastly, we believe that the United States is increasingly becoming a renters’ market, due in part to the millennial generation’s high student and consumer debt and later family planning than in previous generations.

Cap rates for multifamily product are near historical lows in certain markets, which is both affirmative to the investment strategy as it reflects a tightening market as well as concerning from a purchase price standpoint as asset values may be elevated. Now that our Manager has launched direct acquisitions of its own, we are experiencing firsthand the competitiveness of the multifamily market. We pass on a lot of deals as we are unwilling to compromise our stringent underwriting metrics simply because the market is hot. As a result, we have built up a cash position to deploy for our next acquisition.

For this REIT, we have targeted deals that fit into a specific box – value-add multifamily investments underwritten to a mid-teens internal rate of return. One of the challenges of this type of product is that value-add deals typically take some time to “ramp up” to the targeted cash-on-cash return due to the initial renovation period. We have historically sought deals which feature higher cash-on-cash returns immediately upon acquisition in order to help support the REIT’s dividend, which criteria constrained our investment approach further.

It has been just over two years since our first investment, and we are now starting to see our assets complete their ramp up periods and seek capital events, such as sales or refinances, to capitalize on property appreciation. As mentioned above, our Clover property refinanced in Q1 2020, which returned approximately half of our invested equity. The Clover refinance was a direct result of the real estate company executing on its business plan – by performing exterior improvements, repairing deferred maintenance items and renovating units to lease at higher rents, the real estate company created significant property appreciation such that the proceeds from the refinance were able to return a portion of the equity.

Capital events may free up cash to (i) maintain our current distribution, (ii) acquire more assets and (iii) open our investment approach to include deals that may have slower “ramp up” periods. While we are not counting on additional capital events to materialize, we are keeping these potential events in mind as we build our acquisition pipeline.

While capital events from asset appreciation may generate cash flow for the REIT, MogulREIT II also declares on a quarterly basis its net asset value (“NAV”) per share, which valuation captures appreciation or depreciation in share price, a portion of which can be attributed to the underlying real estate investments. The NAV per share calculation reflects the total value of the REIT’s assets minus the total value of the REIT’s liabilities, divided by the number of shares outstanding. As our commercial real estate assets and investments constitute a significant component of our total assets, this process involves calculating estimated values of each of our commercial real estate assets and investments in order to report their fair market value. It is important to note that our goal is to provide reasonable estimates, and the valuations are subject to a number of subjective judgments and assumptions that may not prove to be accurate.

We are pleased to report that as of September 30, 2019, our NAV per share was $10.28, a 2.8% increase over the initial purchase price. As of December 31, 2019, our NAV increased to $10.42 per share, a 1.4% increase quarter over quarter and a 4.2% increase on a cumulative basis. While a competitive multifamily market has made finding new suitable investments more challenging, it has increased value for our underlying real estate.

We remain excited about value-add multifamily investing and believe that it provides the long-term strategy that supports the vision of the REIT. With a cautious eye to macroeconomic trends and the multifamily market, we will continue to target assets located in resilient markets that offer current income and solid growth potential. As always, we want to be prepared and we want to be able to hold onto real estate assets through multiple real estate cycles.

Thank you for your continued support of MogulREIT II and we aim to continue meeting your expectations and being a long-term investment partner.

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DISTRIBUTION SUMMARY

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NET ASSET VALUE (NAV)

The NAV per share calculation reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding.

As with any methodology used to estimate value, the methodology employed calculating our NAV per share is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Copyright © 2019 RM Adviser, LLC, All rights reserved.

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Previous Updates

Please follow the below links to access updates from the prior four quarters. Historical shareholder letters can also be found on the SEC EDGAR website.

Q3 2019 Shareholder Letter

Q2 2019 Shareholder Letter

Q1 2019 Shareholder Letter

Q4 2018 Shareholder Letter

We remain excited about all that the first half of 2020 has in store for MogulREIT II and our investors. We hope you will join us in your pursuit of building wealth as we continue to source institutional quality real estate investments on behalf of discerning investors.

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
CEO, RM Adviser, LLC	Portfolio Manager, RM Adviser, LLC
CEO, Realty Mogul, Co.

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT II, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer, Chief Financial Officer, President, and Secretary

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Portfolio Manager

Date:	February 14, 2020

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